Michael Francis Akerman LLP One Southeast Third Avenue Suite 2500 Miami, FL 33131-1714 Tel: 305.374.5600 Fax: 305.374.5095

January 13, 2014

VIA EDGAR

Robert F. Telewicz Jr.
Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Swisher Hygiene, Inc.
Form 10-K for fiscal year ended December 31, 2012
Filed May 1, 2013
File No. 1-35067

Dear Mr. Telewicz:

On behalf of Swisher Hygiene Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated December 12, 2013, regarding the above-referenced Form 10-K for year ended December 31, 2012.  Please note that for the Staff's convenience we have recited the Staff's comments in boldface type and provided the Company's response to each comment immediately thereafter.

Form 10-K for fiscal year ended December 31, 2012

Item 1. Business

Cost Savings and Operational Excellence Initiatives, page 3

1.
We note your response to prior comment 1, including your description of consolidation initiatives that have occurred during fiscal year 2013. Please provide us with an update, through the date of your response, of all of management’s ongoing plans to implement of cost savings initiatives, including your plant consolidation effort and active program to sell certain under-performing, non-core routes and businesses. Further, please tell us how you have assessed the accounting and disclosure guidance in ASC Topic 420 as it relates to these initiatives during 2013, and how the payroll reduction initiatives enacted in 2012 have progressed. To the extent you continue to determine that the guidance in ASC Topic 420 is not applicable, please explain to us in detail how you arrived at that conclusion including your assessment of the criteria within ASC 420-10-25.

In response to the Staff’s comment, the Company notes that the subject disclosure falls under Item 1, the Business section of Form 10-K, and was intended to inform readers generally of operational tactics and cost savings initiatives the Company identified and began implementing in 2012, and which were planned to progress and evolve through at least 2013.  The broad categories of initiatives identified reflected management's efforts to create more efficiency, promote the Swisher brand, better serve customers, and increase profitability.   In identifying and implementing these initiatives, the Company did not adopt or approve a restructuring plan related to these initiatives, nor did the Company make any accounting entries to reflect any such plan.

Robert F. Telewicz Jr.
Senior Staff Accountant
Division of Corporation Finance
January 13, 2014

The following represent examples of these initiatives and the Company's related analysis of the ASC 420 criteria:

●	Contract Termination Costs: The Company closed two leased manufacturing facilities generally in concurrence with the timing of the expiration of the leases which occurred in the second and third quarter of 2013. As the “cease use” date occurred at the time of the leases’ expiration there were no contract termination costs as it relates to ASC 420-25-11 through ASC 420-25-13, other than a one-time fee of $0.5 million that was expensed as incurred in the third quarter of 2013.

●	Employee Terminations: The Company has continued to scale its workforce (up and down) for a myriad of reasons including, but not limited to, integrating facilities, consolidating redundant job functions, broadening its distribution channels, and becoming more efficient. In those cases where positions were eliminated the specific number, timing and benefit arrangements related to these actions were not sufficiently formalized and communicated to the employees, at the time of the disclosure made on page 3, in accordance with the guidance in ASC 420-10-25. As such, severance expense has been recorded on an ongoing basis as the adjustments take place and the employees are notified of their termination and benefits.

●	Sale of Underperforming, Noncore Assets: The Company’s plan to divest certain noncore operations, as disclosed in its Form 10-Q for the periods ended June 30, 2013 and September 30, 2013, continues to progress. The Company has applied the provisions of ASC 360 to these actions. Over the past month, from the date of your letter on December 12, 2013, the Company has publicly disclosed the completion of two asset sales with proceeds of approximately $5.5 million.

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-7

2.	We note your response to our prior comment 4. Please revise your disclosure in future filings to separately disclose all material cash inflows and outflows from discontinued operations.

The Company takes note of the Staff’s comment and will work to clarify the future disclosure of such cash flows.  This was the intent of the disclosure on page 5, paragraph two of “Note 3, Discontinued Operations, Dispositions and Acquisitions” of the Form 10-Q for the period ended September 30, 2013.

Robert F. Telewicz Jr. Senior Staff Accountant Division of Corporation Finance January 13, 2014 Page 3

Note 2—Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

3.
We note your response to prior comment 5. Please tell us how you have evaluated the deliverables in your arrangements, such as the individual products and services outlined in your agreements with customers, to determine whether the deliverables represent separate units of accounting, and the timing of such evaluation(s). Refer to ASC Topic 605-25-25-5. In your assessment, address whether the delivered item or items have value to the customer on a standalone basis. Further, for all your arrangements, please provide to us your proposed disclosure addressing the criteria specified in ASC Topic 605-25-50.

In response to the Staff’s comment, the Company enters into standard agreements with its customers which may contain multiple elements.   The deliverables related to these arrangements are primarily comprised of dish machines and chemical dispensing systems, general maintenance of such equipment  and the related consumable chemical products for use in these systems.  The Company has determined that these deliverables meet the definition of a separate unit of accounting as defined by ASC 605-25-25-5.  Specifically, due to the nature of the Company’s business and the products it provides, the delivered items have value to a customer on a stand-alone basis, if sold separately, and a general right of return does not exist.  There is no discernible time difference in the delivery of products and services under these agreements. Our proposed disclosure addressing the criteria specified in ASC Topic 605-25-50 in future filings is as follows:

“Revenue from product sales and service is recognized when the product is delivered to the customer or when services are performed including product and service sales made under multiple deliverable agreements which outline the pricing of products and the preferred frequency of delivery.  Deliverables under these pricing arrangements are considered to be separate units of accounting, as defined by Accounting Standards Codification (“ASC”) 605-25, Revenue Recognition – Multiple-Element Arrangement, and due to the nature of the Company’s business the timing of the delivery and performance of service is concurrent and ongoing and there are no contingent deliverables.”

Note 4—Acquisitions and Other Dispositions, page F-15

4.	We note your response to prior comment 6. Please explain to us how you have considered the disclosure requirements of paragraph 2h of ASC Topic 805-10-50 with respect to your 2011 acquisitions.

In response to the Staff’s request, the Company notes that it provided the disclosure requirements of paragraph 2h with respect to its 2011 acquisitions in its Form 10-K for the period ended December 31, 2011 which was filed on February 26, 2013.  The Company filed its Form 10-K for the period ended December 31, 2012 shortly afterward on May 1, 2013. The Company will carryforward the pro forma disclosures related to its 2011 acquisitions when it files its Form 10-K for the period ended December 31, 2013 on or before March 17, 2014.

*           *           *

Robert F. Telewicz Jr.
Senior Staff Accountant
Division of Corporation Finance
January 13, 2014

In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff's comments.  If you have any questions, please call me at (305) 982-5581.

Sincerely,

AKERMAN LLP

/s/ Michael Francis
Michael Francis
For the Firm

cc:           William T. Nanovsky
Swisher Hygiene Inc.

Mark Rakip, Staff Accountant
United States Securities and Exchange Commission

Exhibit A
SWISHER HYGIENE INC.
4725 Piedmont Row Drive, Suite 400
Charlotte, North Carolina 28210
(704) 364-7707; Fax (704) 602-7980

January 13, 2014

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated December 12, 2013, Swisher Hygiene Inc. (the "Company") acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Swisher Hygiene Inc.
By:	/s/ William T. Nanovsky
William T. Nanovsky Senior Vice President and Chief Financial Officer